Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Tower Bancorp, Inc.:

We consent to incorporation by reference in the registration statements (No. 333-161272 and No. 333-171180) on Form S-3 of Tower Bancorp, Inc. of our report dated March 16, 2010, with respect to the consolidated balance sheet of Tower Bancorp, Inc. as of December 31, 2009, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Tower Bancorp, Inc., and to the reference to our firm under the headings “Experts” and “Selected Consolidated Financial Information of Tower” in the prospectus.

(signed) KPMG LLP

Harrisburg, PA

December 14, 2010